

October 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Texas certifies its approval for listing and registration of the Common Stock, par value $0.0001 per share, of GRABAGUN DIGITAL HOLDINGS INC., under the Exchange Act of 1934.

Sincerely,

(signature: Craig A. Martin)

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com